Exhibit 99.2

Interim Condensed Consolidated Financial Statements of

CGI INC.

For the three months ended December 31, 2019 and 2018 (unaudited)

Interim Consolidated Statements of Earnings

For the three months ended December 31

(in thousands of Canadian dollars, except per share data) (unaudited)

	Notes	2019	2018
		$	$
Revenue	9	3,054,747	2,963,946
Operating expenses
Costs of services, selling and administrative		2,579,774	2,526,789
Acquisition-related and integration costs	7c	20,234	4,438
Restructuring costs	4	31,178	—
Net finance costs		26,722	14,610
Foreign exchange loss (gain)		867	(2,015)
		2,658,775	2,543,822
Earnings before income taxes		395,972	420,124
Income tax expense		105,779	108,650
Net earnings		290,193	311,474
Earnings per share
Basic earnings per share	6c	1.08	1.12
Diluted earnings per share	6c	1.06	1.11

  See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2019 and 2018	1

Interim Consolidated Statements of Comprehensive Income

For the three months ended December 31

(in thousands of Canadian dollars) (unaudited)

	2019	2018
	$	$
Net earnings	290,193	311,474
Items that will be reclassified subsequently to net earnings (net of income taxes):
Net unrealized gains on translating financial statements of foreign operations	35,790	341,555
Net losses on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations	(6,062)	(75,192)
Deferred costs of hedging on cross-currency swaps	363	7,027
Net unrealized (losses) gains on cash flow hedges	(2,681)	39,475
Net unrealized (losses) gains on financial assets at fair value through other comprehensive income	(150)	770
Items that will not be reclassified subsequently to net earnings (net of income taxes):
Net remeasurement losses on defined benefit plans	(20,011)	(6,932)
Other comprehensive income	7,249	306,703
Comprehensive income	297,442	618,177

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2019 and 2018	2

Interim Consolidated Balance Sheets

(in thousands of Canadian dollars) (unaudited)

	Notes	As at December 31, 2019	As at September 30, 2019
		$	$
Assets
Current assets
Cash and cash equivalents	8c and 10	213,078	213,831
Accounts receivable		1,559,341	1,357,090
Work in progress		1,019,280	1,096,031
Current financial assets	10	31,087	39,931
Prepaid expenses and other current assets		147,062	172,182
Income taxes		10,447	10,206
Total current assets before funds held for clients		2,980,295	2,889,271
Funds held for clients		679,595	368,112
Total current assets		3,659,890	3,257,383
Property, plant and equipment		385,097	397,661
Contract costs		223,031	222,965
Right-of-use assets		696,651	—
Intangible assets		537,619	517,982
Other long-term assets		161,046	180,480
Long-term financial assets		154,907	176,899
Deferred tax assets		114,213	100,539
Goodwill		7,931,163	7,767,837
		13,863,617	12,621,746

Liabilities
Current liabilities
Accounts payable and accrued liabilities		1,196,000	1,108,895
Accrued compensation		585,288	642,897
Current derivative financial instruments	10	6,767	4,902
Deferred revenue		472,158	397,370
Income taxes		209,614	176,243
Provisions		84,153	73,509
Current portion of long-term debt		92,451	113,511
Current portion of lease liabilities		183,723	—
Total current liabilities before clients’ funds obligations		2,830,154	2,517,327
Clients’ funds obligations		678,498	366,796
Total current liabilities		3,508,652	2,884,123
Long-term income taxes		7,525	7,690
Long-term provisions		22,746	24,946
Long-term debt		2,010,901	2,217,696
Long-term lease liabilities		718,338	—
Other long-term liabilities		120,675	213,392
Long-term derivative financial instruments	10	37,068	18,322
Deferred tax liabilities		167,458	178,265
Retirement benefits obligations		185,459	193,209
		6,778,822	5,737,643
Equity
Retained earnings		4,738,354	4,557,855
Accumulated other comprehensive income	5	183,943	176,694
Capital stock	6a	1,913,935	1,903,977
Contributed surplus		248,563	245,577
		7,084,795	6,884,103
		13,863,617	12,621,746

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2019 and 2018	3

Interim Consolidated Statements of Changes in Equity

For the three months ended December 31

(in thousands of Canadian dollars) (unaudited)

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
		$	$	$	$	$
Balance as at September 30, 2019		4,557,855	176,694	1,903,977	245,577	6,884,103
Adoption of IFRS 16 (Note 3)		(93,873)	—	—	—	(93,873)

Balance as at October 1, 2019		4,463,982	176,694	1,903,977	245,577	6,790,230

Net earnings		290,193	—	—	—	290,193
Other comprehensive income		—	7,249	—	—	7,249
Comprehensive income		290,193	7,249	—	—	297,442
Share-based payment costs		—	—	—	13,202	13,202
Income tax impact associated with stock options		—	—	—	3,408	3,408
Exercise of stock options	6a	—	—	27,434	(4,826)	22,608
Exercise of performance share units	6a	—	—	8,798	(8,798)	—
Purchase for cancellation of Class A subordinate voting shares	6a	(15,821)	—	(1,359)	—	(17,180)
Purchase of Class A subordinate voting shares held in trusts	6a	—	—	(24,915)	—	(24,915)
Balance as at December 31, 2019		4,738,354	183,943	1,913,935	248,563	7,084,795

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
		$	$	$	$	$
Balance as at September 30, 2018		4,251,424	201,596	2,018,592	213,195	6,684,807

Net earnings		311,474	—	—	—	311,474
Other comprehensive income		—	306,703	—	—	306,703
Comprehensive income		311,474	306,703	—	—	618,177
Share-based payment costs		—	—	—	9,464	9,464
Income tax impact associated with stock options		—	—	—	(266)	(266)
Exercise of stock options	6a	—	—	18,590	(3,281)	15,309
Exercise of performance share units	6a	—	—	7,651	(7,651)	—
Purchase for cancellation of Class A subordinate voting shares	6a	(328,876)	—	(35,892)	—	(364,768)
Purchase of Class A subordinate voting shares held in trusts	6a	—	—	(30,740)	—	(30,740)
Balance as at December 31, 2018		4,234,022	508,299	1,978,201	211,461	6,931,983

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2019 and 2018	4

Interim Consolidated Statements of Cash Flows

For the three months ended December 31

(in thousands of Canadian dollars) (unaudited)

	Notes	2019	2018
		$	$
Operating activities
Net earnings		290,193	311,474
Adjustments for:
Amortization and depreciation		132,381	95,700
Deferred income taxes		3,490	6,837
Foreign exchange (gain) loss		(2,506)	13,334
Share-based payment costs		13,202	9,464
Net change in non-cash working capital items	8a	28,506	(45,280)
Cash provided by operating activities		465,266	391,529

Investing activities
Net change in short-term investments		(185)	—
Business acquisitions (considering the bank overdraft assumed and cash acquired)		(133,135)	(23,508)
Purchase of property, plant and equipment		(29,506)	(33,170)
Additions to contract costs		(13,562)	(19,790)
Additions to intangible assets		(23,879)	(27,997)
Purchase of long-term investments		(3,959)	(3,343)
Proceeds from sale of long-term investments		4,144	745
Cash used in investing activities		(200,082)	(107,063)

Financing activities
Net change in unsecured committed revolving credit facility		(159,885)	(194,795)
Increase of long-term debt		12,738	674,523
Repayment of long-term debt		(21,334)	(200,642)
Payment of lease liabilities		(41,684)	—
Repayment of debt assumed in business acquisitions		(13,063)	—
Payment for remaining shares of Acando	7b	(23,123)	—
Settlement of derivative financial instruments		—	(1,934)
Purchase of Class A subordinate voting shares held in trusts	6a	(24,915)	(30,740)
Purchase and cancellation of Class A subordinate voting shares	6a	(17,180)	(348,326)
Issuance of Class A subordinate voting shares		22,771	15,381
Cash used in financing activities		(265,675)	(86,533)
Effect of foreign exchange rate changes on cash and cash equivalents		(262)	24,108
Net (decrease) increase in cash and cash equivalents		(753)	222,041
Cash and cash equivalents, beginning of period		213,831	184,091
Cash and cash equivalents, end of period		213,078	406,132

Supplementary cash flow information (Note 8).

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2019 and 2018	5

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

1.	Description of business

CGI Inc. (the Company), directly or through its subsidiaries, provides managed information technology (IT) and business process services (BPS), systems integration and consulting, as well as the sale of software solutions to help clients effectively realize their strategies and create added value. The Company was incorporated under Part IA of the CompaniesAct (Québec), predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011 and its Class A subordinate voting shares are publicly traded. The executive and registered office of the Company is situated at 1350 René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.

2.	Basis of preparation

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). In addition, the interim condensed consolidated financial statements have been prepared in accordance with the accounting policies set out in Note 3, Summary of significant accounting policies, of the Company’s consolidated financial statements for the year ended September 30, 2019 which were consistently applied to all periods presented, except for the new accounting standards adopted on October 1, 2019, as described below in Note 3, Changes in accounting policies.

These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements of the Company for the year ended September 30, 2019.

The Company’s interim condensed consolidated financial statements for the three months ended December 31, 2019 and 2018 were authorized for issue by the Board of Directors on January 29, 2020.

3. Changes in accounting policies

ADOPTION OF ACCOUNTING STANDARDS

The following standards have been adopted by the Company on October 1, 2019:

IFRS 16 - Leases

Adoption IFRS 16 - Leases

In January 2016, the IASB issued IFRS 16, Leases, to set out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a lease agreement. The standard supersedes IAS 17, Leases, and other leases related interpretations, eliminates the lessee’s classification of leases as either operating leases or finance leases and introduces a single lessee accounting model. Lessees recognize a right-of-use asset representing its control of, and right to use, the underlying asset and a lease liability representing its obligation to make future lease payments. The Company adopted IFRS 16 using the modified retrospective method, with no restatement of comparative figures. The Company applied the new standard to contracts that were classified as leases under IAS 17 at the date of initial application. The right-of-use assets were recognized as if IFRS 16 had been applied since the commencement date for real estate leases. For all other leases, the right-of-use assets were measured at an amount equal to the lease liability adjusted by the prepaid amount and the accrued lease payment related to the lease in the balance sheet as at September 30, 2019.

The Company made use of the following practical expedients available on transition date: the definition of a lease, the use of hindsight in determining the lease term, the exclusion of initial direct costs from the measurement of the right-of-use asset at the transition date, the usage of a single incremental borrowing rate for a portfolio of leases with reasonably similar characteristics and adjusting the right-of-use assets for any onerous lease provisions as an alternative to an impairment review.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2019 and 2018	6

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

3.	Changes in accounting policies (continued)

ADOPTION OF ACCOUNTING STANDARDS (CONTINUED)

IFRS 16 - Leases (continued)

Accounting policy

The Company identifies a lease if it conveys the right to control the use of an identified asset for a specific period in exchange for a determined consideration. At inception, a right-of-use asset for the underlying asset and corresponding lease liability are presented in the consolidated balance sheet measured on a present value basis. Discount rate used in the present value calculation is the incremental borrowing rate unless the implicit interest rate in the lease can be readily determined.

Lease liabilities are measured at present value of non-cancellable payments, which are mostly made of fixed payments of rent excluding maintenance fees; variable payments that are based on an index or a rate; amounts expected to be payable as residual value guaranties and extension or termination option if reasonably certain to be exercised.

The lease liabilities are subsequently adjusted to reflect interests on the lease liabilities and lease payments made. Lease liabilities are remeasured when there is a modification in the lease term, in the assessment of an option to purchase, in the residual guarantees or in future lease payments due to a change of an index or rate tied to the payments.

The right-of-use assets are measured at initial lease liabilities adjusted by lease payments made before the commencement date, indirect costs and cash incentives received.

The right-of-use assets are depreciated on a straight-line basis over the expected lease term of the underlying asset and is reduced by impairment losses, if any.

The Company estimates the lease term in order to calculate the value of the lease liability at the initial date of the lease. Management uses judgement to determine the appropriate lease term based on the conditions of each lease. To determine the term, the Company considers all factors that create economic incentives to exercise an extension or a termination option. The extension or termination options are only included in the lease term if it is reasonably certain of being exercised. Management considers all facts that create incentive to exercise an extension option or not to take a termination option including leasehold improvements, significant modification of the underlying asset or a business decision.

The discount rate is used to determine the initial carrying amount of the lease liabilities and the right-of-use assets. The Company estimates the incremental borrowing rate for each lease or portfolio of leased assets, as most of the implicit interest rates in the leases are not readily determinable. To calculate the incremental borrowing rate, the Company considers its credit worthiness, the term of the arrangement, any collateral received and the economic environment. The incremental borrowing rates are subject to change mainly due to changes in the economic environment.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2019 and 2018	7

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

3.	Changes in accounting policies (continued)

ADOPTION OF ACCOUNTING STANDARDS (CONTINUED)

IFRS 16 - Leases (continued)

Impacts at adoption date

The following table shows the impacts of the adoption of IFRS 16 on the Company’s consolidated balance sheet as of October 1, 2019:

	Balance sheet as at	IFRS 16 adoption	Balance sheet
	September 30, 2019		as at October 1, 2019
	$	$	$
Assets
Accounts receivable	1,357,090	3,319	1,360,409
Prepaid expenses and other current assets	172,182	(6,365)	165,817
Property, plant and equipment	397,661	(21,863)	375,798
Right-of-use assets	—	701,346	701,346
Other long-term assets	180,480	607	181,087
Deferred tax assets	100,539	14,778	115,317
Other assets	10,413,794	—	10,413,794
	12,621,746	691,822	13,313,568

Liabilities
Accounts payable and accrued liabilities	1,108,895	(8,037)	1,100,858
Current portion of provisions	73,509	(3,723)	69,786
Current portion of long-term debt	113,511	(14,086)	99,425
Current portion of lease liabilities	—	172,402	172,402
Long-term provisions	24,946	(2,264)	22,682
Long-term debt	2,217,696	(16,253)	2,201,443
Long-term lease liabilities	—	739,123	739,123
Other long-term liabilities	213,392	(64,655)	148,737
Deferred tax liabilities	178,265	(16,812)	161,453
Other liabilities	1,807,429	—	1,807,429
	5,737,643	785,695	6,523,338

Equity
Retained earnings	4,557,855	(93,873)	4,463,982
Other equity	2,326,248	—	2,326,248
	6,884,103	(93,873)	6,790,230
	12,621,746	691,822	13,313,568

Upon adoption of IFRS 16, all operating lease commitments that were presented in the Note 29 of the consolidated financial statements as at September 30, 2019 were recognized as lease liabilities and are now presented in the balance sheet. The Company used its incremental borrowing rates as at October 1, 2019 to measure lease liabilities. The weighted average incremental borrowing rate was 3.69% at the initial application.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2019 and 2018	8

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

3.	Changes in accounting policies (continued)

ADOPTION OF ACCOUNTING STANDARDS (CONTINUED)

IFRS 16 - Leases (continued)

Impacts at adoption date (continued)

The following table reconciles operating lease commitments presented in the consolidated financial statements as at September 30, 2019 and the lease liabilities recognized on October 1, 2019:

Operating lease commitments as at September 30, 2019	847,502
Discounted using the weighted average incremental borrowing rate as at October 1, 2019	(96,638)
Finance lease obligations presented as at September 30, 2019	30,339
Termination options reasonably certain to be exercised	(22,748)
Extention options reasonably certain to be exercised	153,070
Lease liabilities recognized as at October 1, 2019	911,525
Current portion of lease liabilities	172,402
Long-term lease liabilities	739,123
Total lease liabilities recognized as at October 1, 2019	911,525

For the three months ended December 31, 2019, the impacts of the application of IFRS 16 are a decrease in property costs of $47,778,000, an increase in amortization and depreciation of $38,108,000 and finance costs of $7,908,000. In addition, the cash provided by operating activities increased of $39,200,000, with the offset presented in the cash used in financing activities.

Amendments to IFRS 9, IAS 39 and IFRS 7 - Interest rate benchmark reform

In September 2019, the IASB has amended some of its requirements to address the uncertainty arising from the planned phasing out of interest-rate benchmarks such as interbank offered rates (IBORs). The amendments provide temporary relief from applying specific hedge accounting requirements affected by the interest rate benchmark reform. The amendments impact IFRS 9 Financial instruments, IAS 39 Financial instruments: Recognition and measurement and IFRS 7 Financial instruments: Disclosures. The amendments come into effect for annual periods beginning on or after January 1, 2020 but early adoption is permitted. The Company elected to early adopt the Amendments to IFRS 9, IAS 39 and IFRS 7 - Interest rate benchmark reform as at October 1, 2019 and applied retrospectively the reform to hedging relationship that existed on the application date and to the amount accumulated in the cash flow hedge reserve at that date.

The Company has a debt expiring in December 2023 with a principal amount of U.S. $500,000,000 bearing interest based on the 1 month USD LIBOR rate. The debt has a carrying value of $647,779,000 as at December 31, 2019. The Company has entered into and designated as cash flow hedge cross-currency interest rate swaps with aggregate notional amounts of U.S. $500,000,000 and maturing on the same date as the debt (the hedging instruments) on which it receives interest based on the same 1 month USD LIBOR rate.

The Company is planning to renegotiate the terms of the debt and the swaps to replace the related LIBOR elements once a replacement rate for LIBOR is known. Until then, the Company assumes that the LIBOR interest rates used for the settlements on the debt and the swaps will continue to be available beyond the planned phase out date at the end of December 2021.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2019 and 2018	9

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

4. Restructuring costs

On November 6, 2019, the Company announced a plan through which it will incur up to $40,000,000 of restructuring costs over the current fiscal year related to the closure of the Brazil operations, the refocusing of the Portugal infrastructure business towards nearshore delivery and the optimization of the Sweden infrastructure business. The Company incurred, during the three months ended December 31, 2019, $31,178,000 of costs related to the announced plan. This amount includes mostly restructuring costs for terminations of employment.

5.	Accumulated other comprehensive income

	As at December 31, 2019	As at September 30, 2019
	$	$

Items that will be reclassified subsequently to net earnings:

Net unrealized gains on translating financial statements of foreign operations, net of accumulated income tax expense of $69,993 ($63,579 as at September 30, 2019)	632,149	596,358

Net losses on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $66,050 ($67,165 as at September 30, 2019)	(432,438)	(426,376)

Deferred costs of hedging on cross-currency swaps, net of accumulated income tax recovery of $948 ($1,113 as at September 30, 2019)	(3,728)	(4,091)

Net unrealized gains on cash flow hedges, net of accumulated income tax expense of $6,476 ($13,003 as at September 30, 2019)	21,475	24,157

Net unrealized gains on financial assets at fair value through other comprehensive income, net of accumulated income tax expense of $296 ($352 as at September 30, 2019)	1,336	1,486

Items that will not be reclassified subsequently to net earnings:

Net remeasurement losses on defined benefit plans, net of accumulated income tax recovery of $11,770 ($8,698 as at September 30, 2019)	(34,851)	(14,840)

	183,943	176,694

For the three months ended December 31, 2019, $4,003,000 of the net unrealized gains on cash flow hedges, net of income tax expense of $1,264,000, previously recognized in other comprehensive income were reclassified in the consolidated statements of earnings.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2019 and 2018	10

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

6.	Capital stock, share-based payments and earnings per share

a)   Capital stock

	Class A subordinate voting shares		Class B multiple voting shares			Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$
As at September 30, 2019	239,857,462	1,863,595	28,945,706	40,382	268,803,168	1,903,977
Issued upon exercise of stock options[1]	535,897	27,434	—	—	535,897	27,434
Performance share units (PSUs) exercised[2]	—	8,798	—	—	—	8,798
Purchased and cancelled[3]	(169,300)	(1,359)	—	—	(169,300)	(1,359)
Purchased and held in trusts[4]	—	(24,915)	—	—	—	(24,915)
As at December 31, 2019	240,224,059	1,873,553	28,945,706	40,382	269,169,765	1,913,935

[1]

The carrying value of Class A subordinate voting shares includes $4,826,000 ($3,281,000 for the three months ended December 31, 2018), which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the period.

[2]

During the three months ended December 31, 2019, 153,512 PSUs were exercised (160,694 during the three months ended December 31, 2018) with a recorded value of $8,798,000 ($7,651,000 during the three months ended December 31, 2018) that was removed from contributed surplus. As at December 31, 2019, 949,040 Class A subordinate voting shares were held in trusts under the PSU plans (875,480 as at December 31, 2018).

[3]

On January 29, 2020, the Company’s Board of Directors authorized, subject to regulatory approval, the renewal of the Normal Course Issuer Bid (NCIB) for the purchase for cancellation of up to 20,149,100 Class A subordinate voting shares on the open market through the Toronto Stock Exchange (TSX), the New York Stock Exchange (NYSE) and/or alternative trading systems or otherwise pursuant to exemption orders issued by securities regulators. The Class A subordinate voting shares are available for purchase for cancellation commencing on February 6, 2020 until no later than February 5, 2021, or on such earlier date when the Company has either acquired the maximum number of Class A subordinate voting shares allowable under the NCIB or decided not to make any further purchases for cancellation under it.

During the three months ended December 31, 2019, the Company purchased for cancellation 169,300 Class A subordinate voting shares (4,444,100 during the three months ended December 31, 2018) under its current NCIB for a cash consideration of $17,180,000 ($364,768,000 for the three months ended December 31, 2018) and the excess of the purchase price over the carrying value in the amount of $15,821,000 ($328,876,000 for the three months ended December 31, 2018) was charged to retained earnings.

[4]

During the three months ended December 31, 2019, the trustees, in accordance with the terms of the PSU plans and Trust Agreements, purchased 227,070 Class A subordinate voting shares of the Company on the open market (374,995 during the three months ended December 31, 2018) for a cash consideration of $24,915,000 ($30,740,000 during the three months ended December 31, 2018).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2019 and 2018	11

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

6.	Capital stock, share-based payments and earnings per share (continued)

b)	Share-based payments

i)	Stock options

Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, stock options to purchase Class A subordinate voting shares to certain employees, officers and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate voting shares on the TSX on the day preceding the date of the grant. Stock options vest annually over four years from the date of the grant conditionally upon achievement of performance objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.

The following table presents information concerning the number of outstanding stock options granted by the Company:

Outstanding as at September 30, 2019	9,891,592
Granted	910,440
Exercised (Note 6a)	(535,897)
Forfeited	(312,439)
Outstanding as at December 31, 2019	9,953,696

The weighted average fair value of stock options granted during the three months ended December 31 and the weighted average assumptions used in the calculation of their fair value on the date of the grant using the Black-Scholes option pricing model were as follows:

	2019	2018
Grant date fair value ($)	17.72	16.28
Dividend yield (%)	0.00	0.00
Expected volatility (%)[1]	16.58	20.07
Risk-free interest rate (%)	1.55	2.32
Expected life (years)	4.00	4.00
Exercise price ($)	110.73	81.30
Share price ($)	110.73	81.30
[1]	Expected volatility was determined using statistical formulas and based on the weekly historical average of closing daily share prices over the period of the expected life of stock options.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2019 and 2018	12

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

6.	Capital stock, share-based payments and earnings per share (continued)

b)   Share-based payments (continued)

ii)	Performance share units (PSUs)

The Company operates two PSU plans with similar terms and conditions. Under both plans, the Board of Directors may grant PSUs to certain employees and officers which entitle them to receive one Class A subordinate voting share for each PSU. The vesting performance conditions are determined by the Board of Directors at the time of each grant. PSUs expire on the business day preceding December 31 of the third calendar year following the end of the fiscal year during which the PSU award was made, except in the event of retirement, termination of employment or death. Conditionally upon achievement of performance objectives, granted PSUs under the first plan vest annually over a period of four years from the date of the grant and granted PSUs under the second plan vest at the end of the four-year period.

Class A subordinate voting shares purchased in connection with the PSU plans are held in trusts for the benefit of the participants. The trusts, considered as structured entities, are consolidated in the Company’s consolidated financial statements with the cost of the purchased shares recorded as a reduction of capital stock (Note 6a).

The following table presents information concerning the number of outstanding PSUs granted by the Company:

Outstanding as at September 30, 2019	861,485
Granted[1]	583,991
Exercised (Note 6a)	(153,512)
Forfeited	(57,190)
Outstanding as at December 31, 2019	1,234,774

[1]	The PSUs granted in the period had a grant date fair value of $107.64 per unit.

c)   Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the three months ended December 31:

	2019			2018
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	290,193	268,203,274	1.08	311,474	276,971,263	1.12
Net effect of dilutive stock options and PSUs[2]		4,918,312			4,596,834
	290,193	273,121,586	1.06	311,474	281,568,097	1.11

[1]

During the three months ended December 31, 2019, 169,300 Class A subordinate voting shares purchased for cancellation and 949,040 Class A subordinate voting shares held in trusts were excluded from the calculation of the weighted average number of shares outstanding as of the date of the transaction (4,444,100 and 875,480, respectively during the three months ended December 31, 2018).

[2]

The calculation of the diluted earnings per share excluded 917,791 stock options for the three months ended December 31, 2019 (1,812,850 for the three months ended December 31, 2018), as they were anti-dilutive.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2019 and 2018	13

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

7. Investments in subsidiaries

a)   Significant business acquisitions realized in the current fiscal year

SCISYS Group Plc (SCISYS)

On December 18, 2019, the Company acquired all of the outstanding shares of SCISYS, for a purchase price of $130,260,000. Predominantly based in United Kingdom and Germany, SCISYS operates in several sectors, with deep expertise and industry leading solutions in the space and defense sectors, as well as in the media and broadcast news industries, headquartered in Dublin, Ireland.

The following table presents the preliminary fair value of assets acquired and liabilities assumed for the acquisition of SCISYS based on the acquisition-date fair values of the identifiable tangible and intangible assets acquired and liabilities assumed.

$
Current assets	34,338
Property, plant and equipment	16,829
Right-of-use assets	10,242
Intangible assets	26,153
Goodwill[1]	107,383
Current liabilities	(38,291)
Deferred tax liabilities	(7,932)
Long-term debt	(13,422)
Lease liabilities	(11,281)
124,019
Cash acquired	6,241
Net assets acquired	130,260

Consideration paid	130,260

[1]

The goodwill arising from the acquisition mainly represents the future economic value associated to acquired work force and synergies with the Company’s operations. The goodwill is not deductible for tax purposes.

The fair value of assets acquired and liabilities assumed is expected to be completed as soon as management will have gathered all the significant information available and considered necessary in order to finalize this allocation.

Meti Logiciels et Services (Meti)

On January 20, 2020, the Company acquired all of the outstanding shares of Meti for a purchase price of $43,404,000. Based in France, Meti is specialized in the development of software solutions for the retail sector across Europe and works with some of Europe’s largest retailers.

With significant strategic consulting, system integration and customer-centric digital innovation capabilities, these acquisitions were made to complement CGI’s proximity model and expertise across key sectors, including manufacturing, retail and government.

b)	Business acquisition realized in the prior fiscal year

During fiscal year 2019, the Company acquired 96.1% of the outstanding shares of Acando AB (Acando) and the remaining 3.9% on October 11, 2019 for $23,123,000 which was paid during the three months ended December 31, 2019.

c)	Acquisition-related and integration costs

The Company expensed $20,234,000 for acquisition-related and integration costs during the three months ended December 31, 2019 ($4,438,000 during the three months ended December 31, 2018). This amount includes acquisition-related costs of $5,583,000 ($95,000 during the three months ended December 31, 2018) and integration costs of $14,651,000 ($4,343,000 during the three months ended December 31, 2018). The acquisition-related costs consist mainly of professional fees incurred for the acquisitions. The integration costs mainly include terminations of employment of $9,095,000 accounted for in restructuring provisions ($2,925,000 during the three months ended December 31, 2018), as well as other integration costs of $5,556,000 ($1,418,000 during the three months ended December 31, 2018).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2019 and 2018	14

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.	Supplementary cash flow information

a) Net change in non-cash working capital items is as follows for the three months ended December 31:

	2019	2018
	$	$
Accounts receivable	(181,369)	38,471
Work in progress	98,054	(48,857)
Prepaid expenses and other assets	48,585	12,063
Long-term financial assets	(5,010)	4,661
Accounts payable and accrued liabilities	82,777	25,902
Accrued compensation	(65,849)	789
Deferred revenue	32,388	(89,994)
Provisions	12,272	(3,990)
Long-term liabilities	482	(5,660)
Retirement benefits obligations	(32,429)	(1,964)
Derivative financial instruments	(22)	(582)
Income taxes	38,627	23,881
	28,506	(45,280)

b) Net interest paid and income taxes paid are classified within operating activities and are as follows for the three months ended December 31:

	2019	2018
	$	$
Net interest paid	25,885	20,256
Income taxes paid	60,091	59,122

c) Cash and cash equivalents consisted of unrestricted cash as at December 31, 2019 and September 30, 2019.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2019 and 2018	15

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9. Segmented information

Effective October 1, 2019, the Company realigned its management structure, resulting primarily in the creation of two new operating segments, namely Scandinavia (Sweden, Denmark and Norway) and Finland, Poland and Baltics, collectively formerly known as Northern Europe in the prior fiscal year. As a result, the Company is now managed through nine operating segments, namely: Western and Southern Europe (primarily France, Portugal and Belgium); United States of America (U.S.) Commercial and State Government; Canada; U.S. Federal; United Kingdom (U.K.) and Australia; Central and Eastern Europe (primarily Germany and Netherlands); Scandinavia; Finland, Poland and Baltics; and Asia Pacific Global Delivery Centers of Excellence (mainly India and Philippines) (Asia Pacific). This realignment of management structure also included, to a lesser extent, transfers of some lines of business between our operating segments.

The operating segments reflect the revised management structure and the way that the chief operating decision-maker, who is the President and Chief Executive Officer of the Company, evaluates the business. The following tables present information on the Company’s operations based on its revised management structure. The Company has retrospectively revised the segmented information for the comparative period to conform to the new segmented information structure.

								For the three months ended December 31, 2019
	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	U.K. and Australia	Central and Eastern Europe	Scandinavia	Finland, Poland and Baltics	Asia Pacific	Eliminations	Total
	$	$	$	$	$	$	$	$	$	$	$
Segment revenue	493,533	447,974	435,969	421,945	325,837	297,779	303,202	199,023	160,817	(31,332)	3,054,747
Segment earnings before acquisition-related and integration costs, restructuring costs, net finance costs and income tax expense[1]	73,644	67,434	99,456	56,165	47,753	31,346	23,526	29,705	45,077	—	474,106
Acquisition-related and integration costs (Note 7c)											(20,234)
Restructuring costs (Note 4)											(31,178)
Net finance costs											(26,722)
Earnings before income taxes											395,972

[1]   Total amortization and depreciation of $132,128,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, U.K. and Australia, Central and Eastern Europe, Scandinavia, Finland, Poland and Baltics and Asia Pacific segments is $15,025,000, $20,312,000, $17,474,000, $10,247,000, $17,628,000, $20,079,000, $17,089,000, $8,269,000 and $6,005,000, respectively for the three months ended December 31, 2019.

								For the three months ended December 31, 2018
	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	U.K. and Australia	Central and Eastern Europe	Scandinavia	Finland, Poland and Baltics	Asia Pacific	Eliminations	Total
	$	$	$	$	$	$	$	$	$	$	$
Segment revenue	512,064	441,231	445,717	378,733	323,183	281,079	259,104	204,963	144,953	(27,081)	2,963,946
Segment earnings before acquisition-related and integration costs, net finance costs and income tax expense[1]	72,008	66,836	89,602	52,628	51,224	24,135	19,469	28,773	34,497	—	439,172
Acquisition-related and integration costs (Note 7c)											(4,438)
Net finance costs											(14,610)
Earnings before income taxes											420,124

[1]

Total amortization and depreciation of $95,509,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, U.K. and Australia, Central and Eastern Europe, Scandinavia, Finland, Poland and Baltics and Asia Pacific segments is $10,825,000, $17,788,000, $16,449,000, $6,469,000, $17,067,000, $8,586,000, $6,380,000, $8,044,000 and $3,901,000, respectively for the three months ended December 31, 2018.

The accounting policies of each operating segment are the same as those described in Note 3, Summary of significant accounting policies, of the Company’s consolidated financial statements for the year ended September 30, 2019, except for the adoption of IFRS 16 as at October 1, 2019. Intersegment revenue is priced as if the revenue was from third parties.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2019 and 2018	16

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9. Segmented information (continued)

GEOGRAPHIC INFORMATION

The following table provides external revenue information based on the client’s location which is different from the revenue presented under operating segments, due to the intersegment revenue, for the three months ended December 31:

	2019	2018
	$	$
Western and Southern Europe
France	431,973	445,689
Others	62,740	69,217
	494,713	514,906

U.S.[1]	887,467	834,861

Canada	465,028	473,803

U.K. and Australia
U.K.	361,139	341,739
Australia	15,376	24,572
	376,515	366,311

Central and Eastern Europe
Germany	173,030	151,525
Netherlands	114,756	116,620
Others	18,169	18,001
	305,955	286,146

Scandinavia
Sweden	229,405	207,354
Others	87,573	66,364
	316,978	273,718

Finland, Poland and Baltics
Finland	197,125	202,831
Others	9,803	9,541
	206,928	212,372
Asia Pacific
Others	1,163	1,829
	1,163	1,829
	3,054,747	2,963,946

[1]

External revenue included in the U.S. Commercial and State Government and U.S. Federal operating segments was $459,691,000 and $427,776,000, respectively for the three months ended December 31, 2019 ($450,626,000 and $384,235,000, respectively for the three months ended December 31, 2018).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2019 and 2018	17

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.	Segmented information (continued)

INFORMATION ABOUT SERVICES

The following table provides revenue information based on services provided by the Company for the three months ended December 31:

	2019	2018
	$	$

Systems integration and consulting	1,398,367	1,557,230

Management of IT and business functions	1,656,380	1,406,716

	3,054,747	2,963,946

MAJOR CLIENT INFORMATION

Contracts with the U.S. federal government and its various agencies, included within the U.S. Federal operating segment, accounted for $394,062,000 and 12.9% of revenues for the three months ended December 31, 2019 ($356,518,000 and 12.0% for the three months ended December 31, 2018).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2019 and 2018	18

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.	Financial instruments

FAIR VALUE

All financial instruments are initially measured at fair value and are subsequently classified either at amortized cost, at fair value through earnings or at fair value through other comprehensive income.

The Company has made the following classifications:

Amortized cost

Trade accounts receivable, cash included in funds held for clients and long-term receivables within long-term financial assets, accounts payable and accrued liabilities, accrued compensation, long-term debt and clients’ funds obligations.

Fair value through earnings (FVTE)

Cash and cash equivalents, derivative financial instruments and deferred compensation plan assets within long-term financial assets.

Fair value through other comprehensive income (FVOCI)

Long-term bonds included in funds held for clients and in long-term investments within long-term financial assets.

FAIR VALUE HIERARCHY

Fair value measurements recognized in the consolidated balance sheet are categorized in accordance with the following levels:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1, but that are observable for the asset or liability, either directly or indirectly; and

Level 3: inputs for the asset or liability that are not based on observable market data.

FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Valuation techniques used to value financial instruments are as follows:

-

The fair value of Senior U.S. and euro unsecured notes, the unsecured committed revolving credit facility, the unsecured committed term loan credit facility and the other long-term debt is estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions;

-

The fair value of long-term bonds included in funds held for clients and in long-term investments is determined by discounting the future cash flows using observable inputs, such as interest rate yield curves or credit spreads, or according to similar transactions on an arm’s-length basis;

-	The fair value of foreign currency forward contracts is determined using forward exchange rates at the end of the reporting period;

-

The fair value of cross-currency swaps and interest rate swaps is determined based on market data (primarily yield curves, exchange rates and interest rates) to calculate the present value of all estimated flows;

-	The fair value of cash and cash equivalents is determined using observable quotes; and

-	The fair value of deferred compensation plan assets within long-term financial assets is based on observable price quotations and net assets values at the reporting date.

There were no changes in valuation techniques during the three months ended December 31, 2019.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2019 and 2018	19

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.	Financial instruments (continued)

FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents the financial liabilities included in the long-term debt measured at amortized cost categorized using the fair value hierarchy:

		As at December 31, 2019		As at September 30, 2019
	Level	Carrying amount	Fair value	Carrying amount	Fair value
		$	$	$	$
Senior U.S. and euro unsecured notes	Level 2	1,232,521	1,297,353	1,256,554	1,330,809
Obligations under finance leases	Level 2	—	—	30,339	29,792
Other long-term debt	Level 2	30,469	29,416	33,710	32,783
		1,262,990	1,326,769	1,320,603	1,393,384

For the remaining financial assets and liabilities measured at amortized cost, the carrying values approximate the fair values of the financial instruments given their short term maturity.

The following table presents financial assets and liabilities measured at fair value categorized using the fair value hierarchy:

	Level	As at December 31, 2019	As at September 30, 2019
		$	$

Financial assets

FVTE

Cash and cash equivalents	Level 2	213,078	213,831

Deferred compensation plan assets	Level 1	67,803	62,627

		280,881	276,458

Derivative financial instruments designated as hedging instruments

Current derivative financial instruments included in current financial assets	Level 2

Cross-currency swaps		3,958	4,243

Foreign currency forward contracts		17,057	25,799

Long-term derivative financial instruments	Level 2

Cross-currency swaps		30,895	45,193

Foreign currency forward contracts		14,983	25,069

Interest rate swaps		595	1,380

		67,488	101,684

FVOCI

Short-term investments included in current financial assets	Level 2	10,072	9,889

Long-term bonds included in funds held for clients	Level 2	179,788	180,289

Long-term investments	Level 2	23,889	24,596

		213,749	214,774

Financial liabilities

Derivative financial instruments designated as hedging instruments

Current derivative financial instruments	Level 2

Cross-currency swaps		4,371	2,982

Foreign currency forward contracts		2,396	1,920

Long-term derivative financial instruments	Level 2

Cross-currency swaps		33,564	16,560

Foreign currency forward contracts		3,504	1,762

		43,835	23,224

There were no transfers between Level 1 and Level 2 during the three months ended December 31, 2019.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2019 and 2018	20